Exhibit 99.2

Additional Frequently Asked Questions about Proxy Voting

We recently distributed a list of frequently asked questions regarding the proxy voting process in connection with the upcoming CSX Annual Meeting.  In response to a number of inquiries from CSX employees who have already voted but keep receiving additional WHITE and blue proxy cards and other materials, we have prepared the following addendum:

Q:	I already received and voted a WHITE proxy card, but I still receive additional proxy cards and other materials in the mail. Why is that and should I vote again?

A:
As you know, the vote at the Annual Meeting is extremely important. Accordingly, in order to ensure that all shareholders receive the same information, we will continue to send various materials to all shareholders.  We appreciate your patience with this process!

We urge you not to return any blue proxy card you may receive, since a protest vote on the blue card will cancel any previous vote on CSX’s WHITE card.

Since no “double vote” will occur if you return multiple WHITE cards, (or use the WHITE card to vote by phone or Internet), we urge you to make sure that the latest-dated vote you return is on a WHITE card.  Also, remember that you will receive a proxy card for each account in which you hold shares.

I hope that the above, together with the list of previously published FAQs, answers most of the questions you may have about the proxy process, but you should not hesitate to ask if you have any additional questions.  Please feel free to contact CSX’s proxy firm, Innisfree M&A Incorporated, at (877) 750-9497 or Nathan Goldman in the CSX Law Department with any specific questions about proxy cards.

Ellen M. Fitzsimmons
Senior Vice President - Law & Public Affairs and Corporate Secretary